Exhibit 99.2

Royal Dutch Shell plc

Three and six month periods ended June 30, 2006

Unaudited Condensed Interim Financial Report

Unaudited Condensed Interim Financial Report

This report contains:

(1)	An Operational and Financial Review and Results of Operations with respect to Royal Dutch Shell plc, a publicly-listed company incorporated in England and Wales and headquartered and tax resident in The Netherlands (“Royal Dutch Shell”) and its consolidated subsidiaries (collectively, with Royal Dutch Shell, the “Shell Group”) for the three and six month periods ended June 30, 2006; and

(2)	Unaudited Condensed Consolidated Interim Financial Statements for the three and six month periods ended June 30, 2006 and 2005.

In this report “Group” is defined as Royal Dutch Shell together with all of its consolidated subsidiaries. The expressions “Shell”, “Group”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to the Group or Group companies in general. Likewise, the words “we”, “us” and “our” are also used to refer to Group companies in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. The expression “Group companies” as used in this Report refers to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which the Group has significant influence but not control are referred to as “associated companies” or “associates” and companies in which the Group has joint control are referred to as “jointly controlled entities”. In this Report, associates and jointly controlled entities are also referred to as “equity accounted investments”.

This report contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target”, “risks”, “goals”, “should” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s 2005 20-F (available at www.shell.com/investor and www.sec.gov ). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this report, August 2, 2006. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this report.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2005 for a description of certain important factors, risks and uncertainties that may affect the businesses of the Shell Group.

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Operational and Financial Review for the three month period ended
June 30, 2006

Unification of Royal Dutch and Shell Transport

Unification
In 2005, Royal Dutch Shell plc became the single 100% parent company of Royal Dutch Petroleum Company (“Royal Dutch”) and of Shell Transport and Trading Company Limited (previously known as The “Shell” Transport and Trading Company, p.l.c.) (“Shell Transport”), the two former public parent companies of the Group (the “Unification”). The comparative periods represent information for Royal Dutch Shell as if it owned 100% of Royal Dutch and Shell Transport before the start of the period presented. Details of the Unification are disclosed in the Annual Report on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission.

Presented under IFRS (unaudited)

			$ million

	Three months ended		Six months ended
	June 30,		June 30,

	2006	2005	2006	2005

Income from continuing operations	7,527	5,461	14,543	12,481
Income/(loss) from discontinued operations	–	–	–	(214)

Income for the period	7,527	5,461	14,543	12,267

Attributable to minority interest	203	225	326	356

Income attributable to shareholders of Royal Dutch Shell plc	7,324	5,236	14,217	11,911

Three months ended June 30, 2006

The Shell Group’s income for the three months ended June 30, 2006 was $7,527 million, an increase of 38% compared to 2005 reflecting higher earnings in all segments except for Corporate and Other.

Exploration & Production

Segment earnings of $3,999 million were 46% higher than a year ago ($2,745 million), mainly reflecting strong oil and gas price realisations and income tax credits, partly offset by lower volumes and higher costs. Second quarter 2006 segment earnings included net gains of $304 million including Canadian tax revisions and income of $147 million related to the mark-to-market valuation of certain UK gas contracts. The second quarter 2005 included net charges of $149 million.

Liquids realisations were 33% higher than a year ago, in line with increases in marker crudes Brent of 35% and WTI of 33%. Outside the USA gas realisations increased by 20% and in the USA realisations increased by 1%.

Second quarter 2006 production was 3,253 thousands barrel of oil equivalent (boe) per day. Production was impacted by the continued partial shut-in of production in Nigeria, mainly in the Western Niger Delta due to the security situation, and production deferred in the Gulf of Mexico as a result of the 2005 hurricanes. The decrease in production in the second quarter of 2006 compared to 2005 is fully explained by the impact of community unrest in Nigeria, hurricane damage in the Gulf of Mexico, and production sharing contracts (PSC) impacts from increased oil prices.

In the UK, the announced tax increases that take effect from January 1, 2006, will have been enacted in the third quarter 2006. The change will result in an expected one-time charge of some $300 million (including deferred tax revaluations) in the third quarter 2006. Additionally some $100 million to $150 million earnings impact (subject to oil process and operations) is expected for the third quarter 2006 and on an ongoing basis.

Gas & Power

Segment earnings were $516 million compared with $11 million a year ago. Second quarter 2005 earnings included $226 million of charges mainly related to divestments.

LNG results benefited from strong prices and continued volume growth. LNG sales volume was up 15% from a year ago, reflecting additional LNG capacity through trains 4 and 5 in Nigeria LNG (Shell share 26%) and Qalhat LNG in Oman (Shell indirect share 11%). Marketing and trading earnings continue to be driven by good performance and favourable conditions in European and North American markets.

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Oil Products

Segment earnings were $3,017 million compared to $2,664 million for the same period last year. Segment earnings included net charges of $65 million related to restructuring of employee retirement plans in France, partially offset by the impact of a reduction of deferred taxes in Canada arising from reduced tax rates. Higher earnings in 2006 due to stronger refining margins particularly in the USA, and increased trading profits from a positive trading environment were partially offset by the impact of lower retail marketing margins and reduced refinery utilisation mainly in Europe.

Compared to the second quarter 2005, Manufacturing, Supply and Distribution, industry refining margins were significantly higher on the US Gulf coast and the US West coast. Margins were also higher in Asia Pacific while in Europe margins declined. Refinery utilisation on an Equivalent Distillation Capacity (EDC) basis was 77.3% compared to 80.4% in the second quarter of 2005, mainly due to higher levels of downtime in Europe in the second quarter of 2006. Refinery intake declined 4.8% compared to the second quarter of 2005.

In Marketing earnings declined compared to the same period a year ago. Retail earnings declined due to margin compression as a result of higher product cost. Business to business (B2B) earnings increased mainly due to increased margins for marine products, aviation fuels and bitumen. Lubricants earnings improved due to higher base oil margins. Marketing sales volumes declined 3.6% compared to volumes in the second quarter of 2005, reflecting supply constraints and including the impact of divestments (1.3%) and rationalised B2B volumes (0.5%).

Chemicals

Segment earnings were $446 million compared to $259 million for the same period last year. Segment earnings include net charges of $30 million mainly related to restructuring of employee retirement plans in France partially offset by the impact of a reduction in deferred taxes in Canada arising from reduced tax rates. This compares to $280 million for the second quarter of 2005, which included some $80 million charges related to divested assets.

Sales volumes were 4% higher reflecting trading volume increases as well as higher sales of first line derivatives, mainly in Asia Pacific. Operating rates were 2 percentages points above those a year ago reflecting lower planned downtime as well as inventory building in preparation of heavy planned maintenance programme in the third quarter 2006 in Europe and the USA. Earnings included a positive contribution from the Nanhai joint venture (Shell share 50%) in China reflecting the ramping up operating rates to 90% at the end of the second quarter 2006.

Margin realisations were similar to a year ago despite rising feedstock costs for all regions.

Corporate and other

Corporate and other industry segment results were a loss of $451 million compared to a loss of $218 million a year ago.

In 2006 a provision in respect of litigation was taken of $500 million (see page 6 Litigation update).

Improved net interest resulted from higher average cash levels and capitalized interest, partly offset by negative results from currency movements.

Six months ended June 30, 2006

The Shell Group’s income for the six months ended June 30, 2006 was $14,543 million, an increase of 19% compared to 2005 reflecting higher earnings in the Exploration & Production and Gas & Power segments.

Exploration & Production

Segment earnings of $7,742 million were 36% higher than the $5,700 million earnings in the comparative period of 2005, mainly reflecting higher realised prices and income tax credits, partially offset by lower volumes and higher costs. Segment earnings included income of $417 million mainly from a net gain of $113 million in respect of certain UK gas contracts, the impact of Canadian tax revisions and the resolution of certain contractual issues, versus net charges a year ago of $190 million.

Liquid realisations were 32% higher than a year ago, compared to an increase in Brent of 32% and WTI of around 30%. Outside the USA gas realisations increased by 25%. In the USA, gas realisations increased by 19% compared to an increase in Henry Hub of 7%. Hydrocarbon production was 3,498 thousand boe per day, 5% lower than a year ago (3,684 thousand boe per day).

The decrease in production in the first six months of 2006 compared to 2005 is more than explained by the impact of security deferments in Nigeria, deferred Gulf of Mexico production as a result of the 2005 hurricanes and lower entitlements due to higher hydrocarbon prices.

Gas & Power

Segment earnings were $1,281 million compared with $487 million a year ago. Earnings in 2005 included net charges of $178 million mainly related to divestments.

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Unaudited Condensed Interim Financial Report	3

LNG results benefited from strong prices and continued volume growth. LNG year to date sales volume was up 9% from a year ago, reflecting additional LNG capacity through Trains 4 and 5 in Nigeria LNG (Shell share 26%) and Qalhat LNG in Oman (Shell indirect share 11%).

Marketing and trading earnings continue to be driven by good performance and favourable conditions in European and North American markets.

Oil Products

Segment earnings were $5,120 million compared to $5,715 million for the same period last year. Earnings included net charges of $65 million related to restructuring of employee retirement plans in France, partially offset by the impact of a reduction in deferred taxes in Canada arising from reduced tax rates. Earnings in the first half of 2005 included net gains of some $427 million mainly related to divestments. Reduced earnings in Manufacturing, Supply and Distribution were largely offset by higher trading profits.

In Manufacturing, Supply and Distribution, refining margins were higher on the US Gulf coast and US West coast but declined in Europe and Asia Pacific. Earnings were negatively impacted by lower utilization as a result of refinery downtime.

In Marketing, reduced earnings in Retail were offset by higher earnings in Lubricants and B2B. In the first half of 2006 retail margins came under pressure due to the impact of rising product cost. Lubricants earnings were higher due to stronger base oil margins. B2B earnings increased due to higher margins for aviation, marine fuels and bitumen. Marketing sales volumes declined reflecting supply constraints, divestments and rationalized B2B volumes.

Chemicals

Segment earnings were $629 million including net charges of $30 million mainly related to restructuring of employee retirement plans in France subject to government approval. Earnings for the first half of 2005 were $708 million, and included charges related to divestments and legal and environmental charges of some $80 million related to divested assets.

The decline in earnings compared to a year ago reflected primarily lower margin realisations, especially in the first quarter of 2006. Sales volumes increased by 3% mainly due to trading volume increases as well as improved asset utilisation this year. Operating rates were 1% higher reflecting a reduction in unplanned downtime.

Corporate and other

Corporate and other industry segment results were a loss of $229 million compared to a loss of $343 million a year ago. In 2006 a provision in respect of litigation was taken of $500 million (see page 6 Litigation update).

Portfolio developments for the six months ended June 30, 2006

Exploration & Production

In Brunei, oil production started from the first well from Phase III of the Champion West field (Shell share 50%). Current Brunei Shell Petroleum (BSP) production is around 370 thousand boe per day, and over time almost a quarter of BSP’s production is expected to come from Champion West.

In Nigeria, the first phase of the deepwater Erha field (Shell share approximately 44%) started up in April 2006, with production to ramp up to 150 thousand boe per day over time.

In Canada, Shell acquired heavy oil acreage and will evaluate and assess enhanced and new heavy oil technologies to potentially develop these resources.

In Australia, Shell acquired acreage in the Carnarvon Basin through offshore block (WA-374-P) in the Greater Gorgon Area (Shell Share 25%) and in the Browse Basin through the permit area WA-371-P in the Caswell Sub-basin (Shell share 100%).

In Norway, Shell and Statoil have signed an agreement to work towards developing a large project using carbon dioxide (CO2) for enhanced oil recovery offshore. The concept involves capturing CO2 from power generation and utilising it to enhance oil recovery, resulting in increased energy production.

In the Gulf of Mexico, the Mars platform resumed production during the quarter ahead of schedule and was almost 10% ahead of prior production rates by the end of the quarter at 145 thousand bbl of oil per day and 155 million cubic feet of gas per day (Shell share 82 thousand bbl of oil per day and 88 million cubic feet of gas per day). During the Mars recovery operation topside modifications were made to accommodate future wells and to minimise future planned shut-ins.

In Canada, Shell Canada acquired control of BlackRock Ventures Inc (BlackRock) on June 21, 2006 and as at July 11, 2006 holds 100% of the BlackRock shares. BlackRock has in situ conventional oil activities in the Peace River, Cold Lake and Lloydminster areas of Athabasca.

In Russia, the installation of the Lunskoye-A gas production platform topside was completed offshore Sakhalin. The Sakhalin 2 project is progressing in line with the 2005 schedule and budget.

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In Ukraine, a Joint Activity Agreement was signed with Ukrgazvydobuvannya, a subsidiary of Naftogaz Ukrainy. Shell has farmed into eight licenses in the Dniepr Donets Basin and exploration work is planned to commence this year.

Gas & Power

In India, Shell signed a Memorandum of Understanding (MoU) with Oil and Natural Gas Corporation Ltd (ONGC) covering possible areas of cooperation of upstream and downstream activities in India and internationally.

Also in India, a new technology centre will be opened by Shell in Bangalore in 2006, to be staffed over time by more than 1,000 technical professionals. This centre complements the main existing centres in the USA and Europe and will deliver high-end technical studies, projects and technical services for Shell globally, as well as supporting Shell’s interests in India.

Shell and Qatar Petroleum launched the integrated Pearl Gas to Liquids (GTL) project in Qatar. The Pearl GTL project includes the development of offshore natural gas resources, transporting and processing the gas onshore to extract liquids, and the conversion of gas into clean liquid hydrocarbon products for export. The integrated project cost is expected to be around $4 to $6 per boe of resources.

The North West Shelf Venture in Australia (Shell share, direct and indirect, 22%) delivered the first LNG cargo to China at the Guangdong LNG import terminal under a 25 year, 3.3 million tonnes per annum per annum sales and purchase agreement.

Hubei Shuanghuan Ltd started production of synthesis gas from the first plant in China to use Shell’s coal gasification technology. Also in China, in July Shell and Shenhua Ningxia Coal Industry Ltd announced an agreement for a multi-year study on the feasibility of developing a plant to convert coal into liquids using Shell technology.

Oil Products

Shell completed the sale of its Oil Products businesses in Jamaica, Bahamas, Paraguay and Rwanda.

An agreement was signed to acquire Koch Materials China (Hong Kong) Limited, a bitumen manufacturing and marketing business in China. The deal increases Shell’s bitumen production more than doubling the size of Shell’s Bitumen business in China to 6,600 tons per day, representing around 20% of Shell Bitumen global volume.

Motiva Enterprises (Shell share 50%) continued progress towards a consideration to expand the Port Arthur Refinery in the USA which would add up to 325 thousand barrels per day crude throughput bringing total throughput to up to approximately 600 thousand barrels per day. Subject to commercial conditions for an investment decision and regulatory approvals, Motiva expects to begin construction in 2007 with the brownfield expansion to come on line post 2009.

In Turkey the joint venture between Shell and Turcas Petrol A.S. comprising over 1,200 retail stations (Shell share 70%) commenced operations on July 1, 2006. The divestment of marketing and distribution assets in Colombia, Uruguay and Cameroon were completed in the second quarter 2006. In July 2006, the divestments of marketing and distribution business in Puerto Rico, Bermuda and various Pacific Islands were announced with an expected completion later this year.

Chemicals

In China, the CNOOC and Shell Petrochemicals Company Limited joint venture (Shell share 50%) started operation of its Nanhai petrochemicals complex in Guangdong. By the end of the first quarter all plants were manufacturing product as per specification and commercial operations began.

Shell has taken a final investment decision for the construction of an ethylene cracker and Mono-Ethylene Glycol (MEG) plant in Singapore. Construction of the 800 thousand tonnes per annum (tpa) ethylene cracker is due to begin later this year with start-up anticipated towards 2009/2010. The cracker and the new MEG plant will create an advantaged site through full integration with the 464 thousand barrels per day Bukom refinery (Shell share 100%) enabling feedstock and operating benefits. Currently Shell has more than 1 million tonnes per annum ethylene cracking capacity in Singapore (Shell share 50%) in Singapore equal to some 10% of Shell’s global ethylene cracking capacity.

Liquidity and capital resources

Three months ended June 30, 2006

Cash flow provided by operating activities in the three month period to June 30, 2006 was $7.8 billion compared to $6.3 billion a year ago.

Capital investment for the three months ended June 30, 2006 was $7.1 billion (including the minority share of Sakhalin and including the $2.2 billion oil sands acquisition of BlackRock Ventures Inc. in Canada by Shell Canada) of which $6.2 billion was invested in the Exploration & Production and Gas & Power segments. Capital investment in the same period 2005 (including the minority share of Sakhalin) was $4.1 billion of which $3.2 billion was invested in the Exploration & Production and Gas & Power segments. Gross proceeds from divestments in the three month period to June 30, 2006 were $0.2 billion compared to $0.7 billion a year ago.

Dividends of €0.25 per share were declared on July 27, 2006 in respect of the second quarter. These dividends are payable on September 13, 2006. In the case of the Class B shares, the dividends will be payable through the dividend access mechanism and are

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expected to be treated as UK-source rather than Dutch-source. See the Annual Report on Form 20-F for additional information on the dividend access mechanism.

During the second quarter 2006 $2.5 billion or 1.1% of Royal Dutch Shell shares were bought back for cancellation.

Six months ended June 30, 2006

Cash flow provided by operating activities in the six month period to June 30, 2006 was $15.7 billion compared to $15.0 billion a year ago.

Cash and cash equivalents amounted to $11.8 billion at the end of the period (2005: $11.5 billion). Total short and long-term debt amounted to $14.6 billion (2005: $13.4 billion).

Capital investment for the six months ended June 30, 2006 was $11.3 billion (including the minority share of Sakhalin and including the $2.2 billion oil sands acquisition of BlackRock Ventures Inc. in Canada by Shell Canada) of which $9.7 billion was invested in the Exploration & Production and Gas & Power segments. Capital investment in the same period 2005 (including the minority share of Sakhalin) was $7.4 billion of which $5.9 billion was invested in the Exploration & Production and Gas & Power segments. Organic capital investment is planned to be around $19 billion for 2006. This excludes $2.9 billion which has been spent on portfolio opportunities including BlackRock. Organic capital investment is expected to be around $21 billion for 2007 (excluding the minority share of Sakhalin).

Gross proceeds from divestments in the six month period to June 30, 2006 were $0.7 billion compared to $1.7 billion a year ago. Dividends of €0.25 per share were declared on May 4, 2006 and July 27, 2006 totaling €0.50 per share in respect of the first and second quarters.

During the first half of 2006 $4.0 billion or 1.8% of Royal Dutch Shell shares were bought back for cancellation. We expect to exceed $5 billion of share buybacks in 2006, subject to market conditions and the capital requirements of the Group.

Recent developments

Litigation update

In connection with the putative shareholder class actions filed in the United States District Court for the District of New Jersey relating to the 2004 recategorisation of certain hydrocarbon reserves, Shell has determined that it would be prepared to resolve that litigation for, among other terms, a payment by Shell of $500 million. Accordingly, management of the Shell Group has established a $500 million provision in respect of this litigation. No settlement has been reached in the matter. The provision is included in the Corporate segment.

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Royal Dutch Shell plc

Three and six month periods ended June 30, 2006

Unaudited Condensed Consolidated Interim Financial Statements

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Condensed Consolidated Statement of Income

	$ million

	Three months ended June 30,		Six months ended June 30,

	2006	2005	2006	2005

Revenue[a]	83,127	82,644	159,091	154,800
Cost of sales	67,838	69,464	129,760	128,029

Gross profit	15,289	13,180	29,331	26,771
Selling, distribution and administrative expenses	4,429	3,917	7,842	7,456
Exploration	250	248	531	509
Share of profit of equity accounted investments	1,829	1,080	3,652	2,653
Net finance costs and other (income)/expense	47	39	(108)	109

Income before taxation	12,392	10,056	24,718	21,350
Taxation	4,865	4,595	10,175	8,869

Income from continuing operations	7,527	5,461	14,543	12,481
Income/(loss) from discontinued operations (see Note 6)	–	–	–	(214)

Income for the period	7,527	5,461	14,543	12,267

Income attributable to minority interest	203	225	326	356

Income attributable to shareholders of Royal Dutch Shell plc	7,324	5,236	14,217	11,911

Basic earnings per share (see Note 4)	1.13	0.78	2.19	1.77
Continuing operations	1.13	0.78	2.19	1.80
Discontinued operations	–	–	–	(0.03)

Diluted earnings per share (see Note 4)	1.13	0.78	2.18	1.77
Continuing operations	1.13	0.78	2.18	1.80
Discontinued operations	–	–	–	(0.03)

a	Revenue is stated after deducting sales taxes, excise duties and similar levies of $17,984 million in the second quarter 2006 ($34,693 million cumulatively) and $18,739 million in the second quarter 2005 ($36,651 million cumulatively).

The Notes on pages 12 to 21 are an integral part of these Condensed Consolidated Interim Financial Statements.

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Condensed Consolidated Balance Sheet

	$ million

	June 30,	Dec 31,
	2006	2005

ASSETS
Non-current assets
Intangible assets	4,721	4,350
Property, plant and equipment	94,102	87,558
Investments:
equity accounted investments	19,083	16,905
financial assets	3,912	3,672
Deferred tax	2,259	2,562
Prepaid pension costs	3,143	2,486
Other	4,569	4,091

	131,789	121,624

Current assets
Inventories	24,660	19,776
Accounts receivable	62,327	66,386
Cash and cash equivalents	11,774	11,730

	98,761	97,892

Total assets	230,550	219,516

LIABILITIES
Non-current liabilities
Debt	8,472	7,578
Deferred tax	12,007	10,763
Retirement benefit obligations	6,271	5,807
Other provisions	8,682	7,385
Other	4,650	5,095

	40,082	36,628

Current liabilities
Debt	6,112	5,338
Accounts payable and accrued liabilities	63,701	69,013
Taxes payable	10,525	8,782
Retirement benefit obligations	285	282
Other provisions	1,612	1,549

	82,235	84,964

Total liabilities	122,317	121,592

EQUITY
Equity attributable to shareholders of Royal Dutch Shell plc	100,213	90,924
Minority interest	8,020	7,000

Total equity	108,233	97,924

Total liabilities and equity	230,550	219,516

The Notes on pages 12 to 21 are an integral part of these Condensed Consolidated Interim Financial Statements.

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Condensed Consolidated Statement of Changes in Equity

								$ million

	Equity attributable to shareholders of Royal Dutch Shell plc

	Ordinary	Preference
	share	share	Treasury	Other	Retained		Minority	Total
	capital	capital	shares	reserves[a]	earnings	Total	interest	equity

At January 1, 2005	584	20	(4,187)	8,865	80,788	86,070	5,313	91,383
IAS 32/39 transition		(20)		823	(7)	796		796

At January 1, 2005 (after IAS 32/39 transition)[b]	584	–	(4,187)	9,688	80,781	86,866	5,313	92,179
Income/(expense) recognised directly in equity				(4,000)		(4,000)	38	(3,962)
Income for the period					11,911	11,911	356	12,267

Total recognised income/(expense) for 2005	–	–	–	(4,000)	11,911	7,911	394	8,305
Capital contributions from minority shareholders						–	638	638
Effect of Unification						–		–
Dividends paid					(6,785)	(6,785)	(105)	(6,890)
Treasury shares: net sales/(purchases) and dividends received			246			246		246
Shares repurchased for cancellation	(1)				(500)	(501)		(501)
Share-based compensation				92		92		92

At June 30, 2005	583	–	(3,941)	5,780	85,407	87,829	6,240	94,069

At January 1, 2006	571	–	(3,809)	3,584	90,578	90,924	7,000	97,924
Income/(expense) recognised directly in equity				2,438		2,438	76	2,514
Income for the period					14,217	14,217	326	14,543

Total recognised income/(expense) for the period	–	–	–	2,438	14,217	16,655	402	17,057
Capital contributions from minority shareholders						–	823	823
Effect of Unification				154		154		154
Dividends paid					(3,929)	(3,929)	(205)	(4,134)
Treasury shares: net sales/(purchases) and dividends received			226			226		226
Shares repurchased for cancellation	(15)			15	(4,010)	(4,010)		(4,010)
Share-based compensation				193		193		193

At June 30, 2006	556	–	(3,583)	6,384	96,856	100,213	8,020	108,233

a	See Note 3.

b	See Note 7.

The Notes on pages 12 to 21 are an integral part of these Consolidated Financial Statements.

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Condensed Consolidated Statement of Cash Flows

	$ million

	Six months ended
	June 30,

	2006	2005

Cash flow from operating activities:
Income for the period	14,543	12,267
Adjustment for:
Current taxation	9,778	9,397
Interest (income)/expense	353	364
Depreciation, depletion and amortisation	5,944	6,291
(Profit)/loss on sale of assets	(193)	(751)
Decrease/(increase) in net working capital	(5,255)	(3,469)
Share of profit of equity accounted investments	(3,652)	(2,439)
Dividends received from equity accounted investments	2,616	2,507
Deferred taxation and other provisions	1,481	(534)
Other	(18)	57

Cash flow from operating activities (pre-tax)	25,597	23,690
Taxation paid	(9,939)	(8,688)

Cash flow from operating activities	15,658	15,002

Cash flow from investing activities:
Capital expenditure	(10,449)	(6,670)
Investments in equity accounted investments	(408)	(431)
Proceeds from sale of assets	717	1,498
Proceeds from sale of equity accounted investments	44	232
Proceeds from sale of/(additions to) financial assets	(11)	250
Interest received	474	367

Cash flow from investing activities	(9,633)	(4,754)

Cash flow from financing activities:
Net increase/(decrease) in debt	1,507	(796)
Interest paid	(622)	(529)
Change in minority interest	783	803
Net issue/(repurchase) of shares	(3,856)	(500)
Dividends paid to:
Shareholders of Royal Dutch Shell plc	(3,929)	(6,785)
Minority interest	(205)	(105)
Treasury shares: net sales/(purchases) and dividends received	226	246

Cash flow from financing activities	(6,096)	(7,666)

Currency translation differences relating to cash and cash equivalents	115	(263)

Increase/(decrease) in cash and cash equivalents	44	2,319
Cash and cash equivalents at beginning of period	11,730	9,201

Cash and cash equivalents at end of period	11,774	11,520

The Notes on pages 12 to 21 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc

Unaudited Condensed Interim Financial Report	11

Notes to the Condensed Consolidated Interim Financial Statements

1. Unification of Royal Dutch and Shell Transport

In 2005, Royal Dutch Shell plc became the single 100% parent company of Royal Dutch Petroleum Company (“Royal Dutch”) and of Shell Transport and Trading Company Limited (previously known as The “Shell” Transport and Trading Company, p.l.c.) (“Shell Transport”) the two former parent companies of the Group (the “Unification”). These Condensed Consolidated Interim Financial Statements have been prepared using the carry-over basis to account for the Unification and on the basis that the resulting structure was in place throughout the periods presented. Details of the Unification are disclosed in the Annual Report on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission.

2. Basis of preparation

These Condensed Consolidated Interim Financial Statements of Royal Dutch Shell and its subsidiaries (collectively known as the “Shell Group”, “Group” or “Group Companies”) are prepared on the same basis and should be read in conjunction with the Annual Report on Form 20-F for the year ended December 31, 2005 (pages 109 to 113) as filed with the Securities and Exchange Commission.

The three and six month periods ended June 30, 2006 Condensed Consolidated Interim Financial Statements of the Royal Dutch Shell and its consolidated subsidiaries have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.

Certain new IFRS and interpretations have been published which are not mandatory for 2006; these are not expected to have an impact on the accounting policies of the Shell Group, although they may result in changes in future disclosures.

3. Other reserves

					$ million

		Capital	Share	Share
	Merger	redemption	premium	plan
	reserve[a]	reserve	reserve	reserve	Other	Total

At January 1, 2005	5,373	–	–	173	3,319	8,865
IAS 32/39 transition[b]					823	823

At January 1, 2005 (after IAS 32/39 transition)	5,373	–	–	173	4,142	9,688
Cumulative currency translation differences					(3,950)	(3,950)
Unrealised gains/(losses) on securities					(55)	(55)
Unrealised gains/(losses) on cash flow hedges					5	5

Income/(expense) recognised directly in equity	–	–	–	–	(4,000)	(4,000)
Effect of Unification						–
Shares repurchased for cancellation						–
Share-based compensation				92		92

At June 30, 2005	5,373	–	–	265	142	5,780

At January 1, 2006	3,444	13	–	351	(224)	3,584
Cumulative currency translation differences					2,059	2,059
Unrealised gains/(losses) on securities					271	271
Unrealised gains/(losses) on cash flow hedges					108	108

Income/(expense) recognised directly in equity	–	–	–	–	2,438	2,438
Effect of Unification			154			154
Shares repurchased for cancellation		15				15
Share-based compensation				193		193

At June 30, 2006	3,444	28	154	544	2,214	6,384

a	The merger reserve was established as a consequence of the Unification described in Note 1. It relates primarily to the difference between the nominal value of Royal Dutch Shell plc shares issued and the nominal value of Royal Dutch Petroleum Company and Shell Transport and Trading Company Limited shares received.
b	See Note 7.

4. Earnings per share

The basic earnings per share amounts shown relate to income attributable to Royal Dutch Shell shareholders. The three months ended June 30, 2006 calculation uses a weighted-average number of shares of 6,457,550,821 (2005: 6,724,546,338). The diluted earnings per share is based on the same profit figures. For this calculation, the following weighted-average number of shares are used: 6,483,144,678 (2005: 6,744,102,164). The difference between the basic and diluted number of shares relates to share option schemes.

The six months ended June 30, 2006 calculation uses a weighted-average number of shares of 6,483,528,611 (2005: 6,674,179,767). For the diluted earnings per share calculation, the following weighted-average number of shares are 6,508,603,701 (2005: 6,694,427,705).

      Royal Dutch Shell plc
12    Unaudited Condensed Interim Financial Report

Notes to the Condensed Consolidated Interim Financial Statements

5. Information by business segment

Three months ended June 30, 2006

						$ million

	Exploration &				Corporate and		Total
	Production	Gas & Power	Oil Products	Chemicals	Other	Eliminations	Shell Group

						2006

Revenue
Third party	7,554	3,457	62,384	9,501	231		83,127
Inter-segment	8,265	296	775	1,265	–	(10,601)	–

Total	15,819	3,753	63,159	10,766	231	(10,601)	83,127

Segment result	7,313	181	3,315	477	(676)		10,610
Share of profit of equity accounted investments	720	351	699	105	(46)		1,829
Net finance costs and other (income)/expense							47
Taxation							4,865

Income from continuing operations							7,527
Income/(loss) from discontinued operations	–	–	–	–	–		–

Income for the period							7,527

Three months ended June 30, 2005

						$ million

	Exploration &				Corporate and		Total
	Production	Gas & Power	Oil Products	Chemicals	Other	Eliminations	Shell Group

						2005

Revenue
Third party	6,073	2,858	65,927	7,604	182		82,644
Inter-segment	8,247	356	1,521	969	–	(11,093)	–

Total	14,320	3,214	67,448	8,573	182	(11,093)	82,644

Segment result	6,022	(127)	3,110	237	(227)		9,015
Share of profit of equity accounted investments	458	1	488	133	–		1,080
Net finance costs and other (income)/expense							39
Taxation							4,595

Income from continuing operations							5,461
Income/(loss) from discontinued operations	–	–	–	–	–		–

Income for the period							5,461

Six months ended June 30, 2006

						$ million

	Exploration &				Corporate and		Total
	Production	Gas & Power	Oil Products	Chemicals	Other	Eliminations	Shell Group

						2006

Revenue
Third party	14,069	8,361	118,297	17,921	443		159,091
Inter-segment	17,248	792	1,470	2,411	–	(21,921)	–

Total	31,317	9,153	119,767	20,332	443	(21,921)	159,091

Segment result	14,758	604	5,692	681	(777)		20,958
Share of profit of equity accounted investments	1,697	720	1,140	146	(51)		3,652
Net finance costs and other (income)/expense							(108)
Taxation							10,175

Income from continuing operations							14,543
Income/(loss) from discontinued operations	–	–	–	–	–		–

Income for the period							14,543

Six months ended June 30, 2005

						$ million

	Exploration &				Corporate and		Total
	Production	Gas & Power	Oil Products	Chemicals	Other	Eliminations	Shell Group

						2005

Revenue
Third party	10,639	6,135	121,922	15,630	474		154,800
Inter-segment	15,522	726	3,056	1,717	–	(21,021)	–

Total	26,161	6,861	124,978	17,347	474	(21,021)	154,800

Segment result	11,550	70	6,587	1,042	(443)		18,806
Share of profit of equity accounted investments	1,172	258	1,005	218	–		2,653
Net finance costs and other (income)/expense							109
Taxation							8,869

Income from continuing operations							12,481
Income/(loss) from discontinued operations	–	–	–	(214)	–		(214)

Income for the period							12,267

 Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report     13

Notes to the Condensed Consolidated Interim Financial Statements

The information above is provided in accordance with IAS 14 Segment Reporting. Operating segment results are appraised by management on the basis of income including equity accounted investments and certain net finance costs and other (income)/expense and after tax, and this forms the basis of the discussion of segment results in the Operational and Financial Review (OFR). The table below reconciles the foregoing segment information to the information used for management reporting and is consistent with how the information will be presented in the Shell Group’s annual Financial Statements to comply with SFAS 131.

Income for the period by segment — Three months ended June 30, 2006

$ million

	Exploration &				Corporate and	Total
	Production	Gas & Power	Oil Products	Chemicals	Other	Group

					2006

Segment result — IAS 14	7,313	181	3,315	477	(676)	10,610
Share of profit of equity accounted investments	720	351	699	105	(46)	1,829
Net finance costs and other (income)/expense	85	(52)	2	4	8	47
Taxation	3,949	68	995	132	(279)	4,865
Discontinued operations	–	–	–	–	–	–

Segment result — OFR	3,999	516	3,017	446	(451)	7,527

Income for the period by segment — Three months ended June 30, 2005

$ million

	Exploration				Corporate
	&	Gas &	Oil		and	Total
	Production	Power	Products	Chemicals	Other	Group

					2005

Segment result — IAS 14	6,022	(127)	3,110	237	(227)	9,015
Share of profit of equity accounted investments	458	1	488	133	–	1,080
Net finance costs and other (income)/expense	131	(46)	41	5	(92)	39
Taxation	3,604	(91)	893	106	83	4,595
Discontinued operations	–	–	–	–	–	–

Segment result — OFR	2,745	11	2,664	259	(218)	5,461

Income for the period by segment — Six months ended June 30, 2006

$ million

	Exploration &				Corporate and	Total
	Production	Gas & Power	Oil Products	Chemicals	Other	Group

					2006

Segment result — IAS 14	14,758	604	5,692	681	(777)	20,958
Share of profit of equity accounted investments	1,697	720	1,140	146	(51)	3,652
Net finance costs and other (income)/expense	167	(150)	18	7	(150)	(108)
Taxation	8,546	193	1,694	191	(449)	10,175
Discontinued operations	–	–	–	–	–	–

Segment result — OFR	7,742	1,281	5,120	629	(229)	14,543

Income for the period by segment — Six months ended June 30, 2005

$ million

	Exploration				Corporate
	&	Gas &	Oil		and	Total
	Production	Power	Products	Chemicals	Other	Group

					2005

Segment result — IAS 14	11,550	70	6,587	1,042	(443)	18,806
Share of profit of equity accounted investments	1,172	258	1,005	218	–	2,653
Net finance costs and other (income)/expense	245	(82)	84	5	(143)	109
Taxation	6,777	(77)	1,793	333	43	8,869
Discontinued operations	–	–	–	(214)	–	(214)

Segment result — OFR	5,700	487	5,715	708	(343)	12,267

6. Discontinued operations

Discontinued operations in 2005 comprised Basell, a Chemicals joint venture entity (Group interest 50%) reported on an equity accounted basis, which was sold in 2005.

      Royal Dutch Shell plc
14    Unaudited Condensed Interim Financial Report

Notes to the Condensed Consolidated Interim Financial Statements

7. Implementation of IAS 32 and IAS 39 Financial Instruments

The impact on transition at January 1, 2005 resulting from recognising at fair value certain additional derivative contracts and unquoted securities, and recognising preference shares as debt, was an increase in total equity of $0.8 billion. This was reflected by increases in assets and liabilities at January 1, 2005 as follows:

$ million

Investments: financial assets	1,018
Non-current assets: deferred tax	5
Current assets	42
Non-current liabilities: deferred tax	(195)
Non-current liabilities: debt	(20)
Current liabilities	(54)

796

Preference share capital of $20 million was recategorised as debt on January 1, 2005 on the adoption of IAS 32 and 39.

8. Ordinary share capital

$ million

	June 30,	December 31,
	2006	2005

Allotted, called up and fully paid
Class A ordinary shares	323	333
Class B ordinary shares	233	233
Euro deferred shares	–	5
Sterling deferred	–	–

	556	571

The number of shares outstanding at June 30, 2006 and December 31, 2005, were as follows:

shares of€ 0.07 each				shares of £1 each

	Class A	Class B	Euro deferred	Sterling deferred

Shares outstanding at March 31, 2006	3,821,590,000	2,759,360,000	–	50,000
Shares outstanding at December 31, 2005	3,935,625,000	2,759,360,000	62,280,114	50,000

9. Acquisitions

On June 21, 2006, Shell Canada Limited acquired more than 92 per cent of the outstanding common shares of BlackRock Ventures Inc. (BlackRock). The original offer was extended to June 27, 2006, and additional common shares were acquired. In total Shell Canada held in excess of 98 per cent as at June 30, 2006 (as at July 11, 2006 100%). BlackRock was engaged in the development and production of heavy oil in Western Canada.

Shell’s total consideration for the transaction as of June 30, 2006 was Cdn$2,570 million. Of the consideration paid, Cdn$3,092 million was allocated to oil and natural gas properties and Cdn$234 million was allocated to goodwill. The purchase price allocation of the acquisition is subject to further refinement.

Royal Dutch Shell plc

Unaudited Condensed Interim Financial Report	15

Notes to the Condensed Consolidated Interim Financial Statements

10. Reconciliation from IFRS to US GAAP in 2006

Reconciliation of statement of income from IFRS to US GAAP — Six months ended June 30, 2006

$ million

					Cumulative
			Retirement	Share based	translation		Reversals of
	IFRS	Reclassifications	benefits	compensation	differences	Impairments	Impairments	Other	US GAAP

Revenue	159,091	–	–	–	–	–	–	(8)	159,083
Cost of sales	129,760	(170)	208	4	25	22	(99)	3	129,753

Gross profit	29,331	170	(208)	(4)	(25)	(22)	99	(11)	29,330
Selling, distribution and administrative expenses	7,842	–	96	–	–	–	–	(8)	7,930
Exploration	531	–	–	–	–	–	–	–	531
Research and development	–	345	–	–	–	–	–	–	345
Share of profit of equity accounted investments	3,652	–	1	–	–	–	16	13	3,682
Net finance costs and other income	(108)	(175)	–	–	–	–	–	(24)	(307)

Income before taxation	24,718	–	(303)	(4)	(25)	(22)	115	34	24,513
Taxation	10,175	–	(123)	(7)	–	(7)	(1)	59	10,096
Income attributable to minority interest								326	326

Income from continuing operations	14,543	–	(180)	3	(25)	(15)	116	(351)	14,091
Income/(loss) from discontinued operations	–	–	–	–	–	–	–	–	–
Cumulative effect of change in accounting policy	–	–	–	–	–	–	–	–	–

Income for the period	14,543	–	(180)	3	(25)	(15)	116	(351)	14,091

Attributable to minority interest	326	–	–	–	–	–	–	(326)	–

Income attributable to shareholders of Royal Dutch Shell plc	14,217	–	(180)	3	(25)	(15)	116	(25)	14,091

Earnings per share under US GAAP

				$

	Three months ended		Six months ended
	June 30,		June 30,

	2006	2005	2006	2005

Earnings per share	1.14	0.78	2.17	1.87
Continuing operations	1.14	0.78	2.17	1.73
Discontinued operations	–	–	–	0.06
Cumulative effect of change in accounting policy	–	–	–	0.08

Diluted earnings per share	1.13	0.78	2.16	1.87
Continuing operations	1.13	0.78	2.16	1.73
Discontinued operations	–	–	–	0.06
Cumulative effect of change in accounting policy	–	–	–	0.08

Details of the number of shares used in these calculations are contained in Note 4. Income from continuing operations is adjusted for income attributable to minority interest.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report
16

Notes to the Condensed Consolidated Interim Financial Statements

Reconciliation of balance sheet from IFRS to US GAAP as at June 30, 2006

						$ million

		Retirement		Reversals of
	IFRS	benefits	Impairments	Impairments	Investments	Other	US GAAP

ASSETS
Non-current assets
Intangible assets	4,721	337	–	–	–	(6)	5,052
Property, plant and equipment	94,102	–	641	(47)	–	(49)	94,647
Investments:
equity accounted investments	19,083	97	–	(327)	–	58	18,911
financial assets	3,912	–	–	–	(827)	42	3,127
Deferred tax	2,259	(163)	(3)	–	–	52	2,145
Other	7,712	5,148	–	–	–	54	12,914

	131,789	5,419	638	(374)	(827)	151	136,796

Current assets
Inventories	24,660	–	–	–	–	–	24,660
Accounts receivable	62,327	–	–	–	–	(36)	62,291
Cash and cash equivalents	11,774	–	–	–	–	–	11,774

	98,761	–	–	–	–	(36)	98,725

Total assets	230,550	5,419	638	(374)	(827)	115	235,521

LIABILITIES
Non-current liabilities
Debt	8,472	–	–	–	–	(199)	8,273
Deferred tax	12,007	1,756	210	(115)	–	242	14,100
Provisions	14,953	(216)	–	–	–	(132)	14,605
Other	4,650	–	–	–	–	249	4,899

	40,082	1,540	210	(115)	–	160	41,877

Current liabilities
Debt	6,112	–	–	–	–	(11)	6,101
Accounts payable, accrued liabilities and provisions	65,598	(49)	–	–	–	(27)	65,522
Taxes payable	10,525	–	–	–	–	5	10,530

	82,235	(49)	–	–	–	(33)	82,153

Total liabilities	122,317	1,491	210	(115)	–	127	124,030

Minority interest						8,026	8,026

Equity attributable to shareholders of Royal Dutch Shell plc	100,213	3,913	428	(259)	(827)	(3)	103,465
Minority interest	8,020	15	–	–	–	(8,035)	–

Total equity	108,233	3,928	428	(259)	(827)	(8,038)	103,465

Total liabilities and equity	230,550	5,419	638	(374)	(827)	115	235,521

Royal Dutch Shell plc

Unaudited Condensed Interim Financial Report	17

Notes to the Condensed Consolidated Interim Financial Statements

11. Reconciliations from IFRS to US GAAP in 2005

Reconciliation of statement of income from IFRS to US GAAP — Six months ended June 30, 2005

											$ million

						Cumulative
						currency			Major
		Discontinued		Retirement	Share based	translation		Reversals of	inspection
	IFRS	operations	Reclassifications	benefits	compensation	differences	Impairments	impairments	costs	Other	US GAAP

Revenue	154,800	(648)	–	–	–	–	–	–	–	(13)	154,139
Cost of sales	128,029	(170)	(62)	103	14	–	20	(53)	–	(70)	127,811

Gross profit	26,771	(478)	62	(103)	(14)	–	(20)	53	–	57	26,328
Selling, distribution and administrative expenses	7,456	(64)	–	57	1	–	–	–	–	(52)	7,398
Exploration	509	–	–	–	–	–	–	–	–	–	509
Research and development	–	–	232	–	–	–	–	–	–		232
Share of profit of equity accounted investments	2,653	(214)	–	(1)	–	–	–	120	–	(14)	2,544
Net finance costs and other income	109	(1)	(170)	–	–	–	–	–	–	1	(61)

Income before taxation	21,350	(627)	–	(161)	(15)	–	(20)	173	–	94	20,794
Taxation	8,869	(35)		(56)	3	–	(61)	–	–	(3)	8,717
Income attributable to minority interest											–

Income from continuing operations	12,481	(592)	–	(105)	(18)	–	41	173	–	97	12,077
Income/(loss) from discontinued operations	(214)	592									378
Cumulative effect of change in accounting policy	–	–	–	–	–	–	–	–	(554)	–	(554)

Income for the period	12,267	–	–	(105)	(18)	–	41	173	554	97	13,009

Attributable to minority interest	356	–	–	–	–	–	60	–	–	–	416

Income attributable to shareholders of Royal Dutch Shell plc	11,911	–	–	(105)	(18)	–	(19)	173	554	97	12,593

      Royal Dutch Shell plc
18    Unaudited Condensed Interim Financial Report

Notes to the Condensed Consolidated Interim Financial Statements

Reconciliation of balance sheet from IFRS to US GAAP as at December 31, 2005

							$ million

		Retirement		Reversals of
	IFRS	benefits	Impairments	impairments	Investments	Other	US GAAP

ASSETS
Non-current assets
Intangible assets	4,350	304	–	–	–	(10)	4,644
Property, plant and equipment	87,558	–	663	(148)	–	(66)	88,007
Investments:
equity accounted investments	16,905	97	–	(352)	–	35	16,685
financial assets	3,672	–	–	–	(780)	42	2,934
Deferred tax	2,562	(779)	(3)	–	–	(21)	1,759
Other	6,577	5,455	–	–	–	(276)	11,756

	121,624	5,077	660	(500)	(780)	(296)	125,785

Current assets
Inventories	19,776	–	–	–	–	–	19,776
Accounts receivable	66,386	–	–	–	–	(31)	66,355
Cash and cash equivalents	11,730	–	–	–	–	–	11,730

	97,892	–	–	–	–	(31)	97,861

Total assets	219,516	5,077	660	(500)	(780)	(327)	223,646

LIABILITIES
Non–current liabilities
Debt	7,578	–	–	–	–	(210)	7,368
Deferred tax	10,763	1,240	217	(121)	–	(6)	12,093
Provisions	13,192	(181)	–	–	–	(160)	12,851
Other	5,095	–	–	–	–	251	5,346

	36,628	1,059	217	(121)	–	(125)	37,658

Current liabilities
Debt	5,338	–	–	–	–	(10)	5,328
Accounts payable, accrued liabilities and provisions	70,844	(47)	–	–	–	(34)	70,763
Taxes payable	8,782	–	–	–	–	6	8,788

	84,964	(47)	–	–	–	(38)	84,879

Total liabilities	121,592	1,012	217	(121)	–	(163)	122,537

Minority interest						7,006	7,006

Equity attributable to shareholders of Royal Dutch Shell plc	90,924	4,050	443	(379)	(780)	(155)	94,103
Minority interest	7,000	15	–	–	–	(7,015)

Total equity	97,924	4,065	443	(379)	(780)	(7,170)	94,103

Total liabilities and equity	219,516	5,077	660	(500)	(780)	(327)	223,646

The Condensed Consolidated Interim Financial Statements of the Shell Group are prepared in accordance with IFRS, which differs in certain respects from US Generally Accepted Accounting Principles (US GAAP).

Discontinued operations

The definition of activities classified as discontinued operations differs from that under IFRS. Under IFRS the activity must be a separate major line of business or geographical area of operations and equity accounted or other investments are included in this classification. Under US GAAP this definition is broadened to include a component of an entity (rather than a separate major line of business or geographical area of operations) but equity accounted or other investments are excluded. As a result, all of the items presented as discontinued operations in 2005 under US GAAP are included within continuing operations under IFRS. In 2005 the Shell Group’s equity accounted investment in Basell was classified under IFRS as a discontinued operation and under US GAAP included within continuing operations. The activities reported as discontinued operations in the Statement of Income under US GAAP were all disposed of in 2005.

Reclassifications

Reclassifications are differences in line item allocation under IFRS, which do not affect equity or income compared with that shown under US GAAP. They comprise research and development costs that are included in cost of sales while these are separately disclosed under US GAAP and accretion expense for asset retirement obligations is reported as interest expense under IFRS and as cost of sales under US GAAP.

Retirement benefits

Under IFRS, all gains and losses related to defined benefit pension arrangements and other post retirement benefits at the date of transition to IFRS have been recognised in the 2004 opening balance sheet, with a corresponding reduction in equity. Under US GAAP these amounts are amortised, therefore equity under US GAAP at December 31, 2005 is higher. Under IFRS, the use of the fair value of

 Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report     19

Notes to the Condensed Consolidated Interim Financial Statements

pension plan assets (rather than market-related value under US GAAP) to calculate annual expected investment returns and the changed approach to amortisation of investment gains/losses can be expected to increase volatility in income going forward as compared to past IFRS and US GAAP results.

In the second quarter 2006 an agreement was reached to restructure the pension arrangements in France. The existing defined benefit arrangements will be replaced with a defined contribution plan with effect from January 1, 2007. Under the IAS19 accounting rules, as a result of the closure of the defined benefit plan, immediate recognition of the actuarial losses, that would otherwise have been recognised over many years, is required. Therefore a post tax earnings charge of $133 million is reported in the second quarter. Under US GAAP brought forward actuarial losses will continue to be amortised over the remaining service period of employees.

Share-based compensation

Under IFRS, share-based compensation awarded after November 7, 2002 and not vested at January 1, 2005 is recognised as an expense based on their fair value. For US GAAP the Group has adopted SFAS 123R as of January 1, 2005 using the modified prospective approach and this minimises the difference between US GAAP and IFRS reporting. The remaining difference relates to share-based compensation not yet vested and granted before November 7, 2002, which under US GAAP is also recognised as an expense, and the treatment of deferred tax on share-based compensation. Under IFRS deferred tax is remeasured every reporting period and under US GAAP deferred tax is estimated at grant date and not subsequently revised.

Cumulative currency translation differences

Under IFRS at January 1, 2004, the balance of cumulative currency translation differences of $1,208 million was eliminated to increase retained earnings. For US GAAP there is no change in the accounting for cumulative currency translation differences and the amount is included in accumulated other comprehensive income. Equity in total under both IFRS and US GAAP was not impacted. Upon divestment or liquidation of an entity, cumulative currency translation differences related to that entity are taken to income under both IFRS and US GAAP. Due to the elimination of the opening balance as at January 1, 2004, the amounts of cumulative currency translation differences that are taken to income may differ between IFRS and US GAAP.

Impairments

Impairments under IFRS are based on discounted cash flows. Under US GAAP, only if an asset’s estimated undiscounted future cash flows are below its carrying amount is a determination required of the amount of any impairment based on discounted cash flows. There is no undiscounted test under IFRS.

Reversal of impairments

Under IFRS, a favourable change in the circumstance which resulted in an impairment of an asset other than goodwill, would trigger the requirement for a redetermination of the amount of the impairment and any reversal is recognised in income. Under US GAAP, impairments are not reversed.

Major inspection costs

On a US GAAP basis prior to January 1, 2005, the Group expensed major inspection costs as they were incurred. From January 1, 2005 such costs are capitalised and are amortised to income over the period until the next planned major inspection. Under IFRS these costs are capitalised and are amortised to income over the period until the next planned major inspection. The cumulative effect of the change of policy ($554 million) has been included in US GAAP income attributable to shareholders of Royal Dutch Shell plc for 2005, eliminating the related reconciling difference between IFRS and US GAAP that existed at December 31, 2004. The impact on income going forward is reflected in lower operating costs and higher depreciation charges.

Financial instruments

The Group adopted IAS 32 and IAS 39 as of January 1, 2005, which requires certain unquoted equity securities to be recognised at fair value. Under US GAAP these are recognised at cost. This change in accounting has no impact on the timing of recognition of income arising from these investments. From the same date, certain commodity contracts and embedded derivatives that are not recognised under US GAAP are recognised under IFRS mainly because of pricing or delivery conditions.

Other

Other reconciling items include differences arising from IAS 12 “Income Taxes”, IAS 17 “Leases” and cumulative currency translation differences arising on differences between IFRS and US GAAP.

      Royal Dutch Shell plc
20    Unaudited Condensed Interim Financial Report

Notes to the Condensed Consolidated Interim Financial Statements

Cash flow statement

The Group compiles the consolidated cash flow statement in accordance with International Accounting Standards (IAS 7). The SEC permits the compilation of the cash flow statement under IAS 7.

On July 13, 2006 the Financial Accounting Standards Board issued Interpretation No. 48 ’Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109’ (FIN 48). The Interpretation is effective for fiscal years beginning after December 15, 2006. The impact on the Group’s financial statements of adoption of the Interpretation is currently under review. FIN 48 does not have an equivalent under IFRS and may result in additional reconciling information.

 Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report     21

Notes to the Condensed Consolidated Interim Financial Statements

Appendix

Ratio of earnings to fixed charges

The following table sets forth, on a US GAAP basis and, for the years ended December 31, 2004 and 2005 and the six months ended June 30, 2006, on a IFRS basis, the consolidated unaudited ratio of earnings to fixed charges of Royal Dutch Shell for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and the six months ended June 30, 2006. This information is derived from the consolidated financial statements of Royal Dutch Shell contained in the Annual Report on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission and these Condensed Consolidated Interim Financial Statements.

Six months ended
June 30,		Years ending December 31,

	2006	2005	2004	2003	2002	2001

Ratio of Earnings to Fixed Charges (IFRS basis)	23.49	23.81	19.60
Ratio of Earnings to Fixed Charges (US GAAP basis)	27.91	27.76	17.56	15.91	11.71	18.52

For the purposes of this table, “earnings” consists of pre-tax income from continuing operations before adjustment for minority interest and income from equity investees plus fixed charges (excluding capitalized interest) less undistributed earnings of equity investees, plus distributed income from equity interests. “Fixed charges” consists of expensed and capitalized interest plus interest within rental expenses plus preference security dividend requirements of consolidated subsidiaries.

Capitalisation and indebtedness

The following tables set forth, on a US GAAP and IFRS basis, the unaudited consolidated combined capitalisation and indebtedness of Royal Dutch Shell as of June 30, 2006. This information is derived from these Condensed Consolidated Interim Financial Statements.

US GAAP basis

$ million

June 30,
2006

Equity
Ordinary share capital	556
Treasury shares	(3,583)
Retained earnings	102,117
Additional paid in capital	3,977
Other comprehensive income	398
Total equity	103,465
Total finance debt
Short-term finance debt	6,101
Long-term finance debt[a]	5,508
Total finance debt[b]	11,609
Total capitalization	115,074

IFRS basis

$ million

June 30,
2006

Equity
Total equity attributable to shareholders of Royal Dutch Shell plc	100,213
Total finance debt
Short-term finance debt	6,112
Long-term finance debt[a]	5,708
Total finance debt[b]	11,820
Total capitalization	112,033

a	Long-term finance debt excludes $2.8 billion of certain long-term commitments included in amounts due to banks and other credit institutions.
b	As of June 30, 2006, the Shell Group had outstanding guarantees related to Shell Group associates of $2.7 billion, of which $1.8 billion related to guarantees in respect of financial indebtedness. $10.8 billion of the finance debt of the Shell Group was unsecured.

      Royal Dutch Shell plc
22    Unaudited Condensed Interim Financial Report